Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BRT Apartments Corp. for the registration of its common stock, preferred stock, warrants, and subscription rights and to the incorporation by reference therein of our report dated March 15, 2022, with respect to the consolidated financial statements and schedule of BRT Apartments Corp. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
June 14, 2022